Exhibit 9

Media Contacts:	Paul Capelli/Owen Davis
+1-508-253-8530/8468
Investor Contacts:	Laurel Lefebvre/Chris Powers
+1-508-253-4080/4632

Staples Acquires More Than 99 Percent of Shares in

Corporate Express

FRAMINGHAM, Mass., July 17, 2008 - Staples, Inc. (Nasdaq: SPLS) and its wholly owned subsidiary Staples Acquisition B.V. (“Staples Acquisition”) announced today that the following securities have been tendered during the post acceptance period (na-aanmeldingstermijn) (“Post Acceptance Period”) of the offer to acquire the outstanding securities of Corporate Express N.V. (“Corporate Express”) (“Offer”): (i) 7,437,636 ordinary shares with a nominal value of EUR 1.20 each (“Ordinary Shares”), including the Ordinary Shares represented by American Depositary Shares (“ADSs”), representing approximately 4.0 percent of the total issued and outstanding Ordinary Shares in the capital of Corporate Express (ii) 104,137 preference shares A with a nominal value of EUR 1.20 each (“Preference Shares”), representing approximately 0.2 percent of the total issued and outstanding Preference Shares in the capital of Corporate Express and (iii) EUR 5,000 principal amount of two percent subordinated convertible bonds due 2010 (“Bonds”), representing approximately 0.002 percent of the total issued and outstanding principal amount of the Bonds convertible into Ordinary Shares in the capital of Corporate Express.

The sum of the Ordinary Shares already held by Staples Acquisition and the 7,437,636 Ordinary Shares tendered in the Post Acceptance Period amounts to 184,534,522 shares and represents approximately 99.3 percent of the total issued and outstanding Ordinary Shares in the capital of Corporate Express.

The sum of the Preference Shares already held by Staples Acquisition and the 104,137 Preference Shares tendered in the Post Acceptance Period amounts to 53,248,948 shares and represents approximately 99.9 percent of the total issued and outstanding Preference Shares in the capital of Corporate Express.

The sum of the principal amount of the Bonds already held by Staples Acquisition and the EUR 5,000 principal amount of the Bonds tendered in the Post Acceptance Period amounts to EUR 114,299,000 principal and represents approximately 99.6 percent of the total issued and outstanding principal amount of the Bonds.

Payment

In accordance with the terms of the Offer, payment of the offer price in cash per Ordinary Share, ADS, Preference Share and Bond validly tendered (or defectively tendered, provided that such defect has been waived by Staples Acquisition) and validly delivered to the Dutch Settlement Agent is expected to take place on July 23, 2008.

About Staples

Staples, the world’s largest office products company, is committed to making it easy for customers to buy a wide range of office products, including supplies, technology, furniture, and business services. With $27 billion in sales, Staples serves businesses of all sizes and consumers in 27 countries throughout North and South America, Europe, Asia and Australia. In July 2008, Staples acquired Corporate Express, one of the world’s leading suppliers of office products to businesses and institutions. Staples invented the office superstore concept in 1986 and is headquartered outside Boston. More information about Staples (Nasdaq: SPLS) is available at www.staples.com.

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This is a public announcement pursuant to the provisions of Article 17, paragraph 4 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft).  This announcement shall not constitute a public offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale in securities.  Except as expressly stated in this press release, the Offer is made through and is subject to the terms and conditions as set out in the offer memorandum in relation to the Offer, subject to the amendments in the press announcements of June 3, 11 and 25, and July 2 and 9, 2008.  Not for release, publication or distribution, in whole or in part, in or into Canada or Japan.

Certain information contained in this news release may constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to the statements as to Staples’ intentions with respect to the Offer to acquire Corporate Express.  Actual future events may differ materially from those indicated by such forward-looking statements as a result of risks and uncertainties, including but not limited to those factors discussed or referenced in our most recent annual report on Form 10-K filed with the SEC, under the heading “Risk Factors” and elsewhere, and any subsequent periodic reports filed by us with the SEC.  In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.